                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13D/A
                               (Amendment No. 2)
                  Under the Securities Exchange Act of 1934*

                             THE WISER OIL COMPANY
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  977284 10 8
                                (CUSIP Number)

                         Wiser Investment Company, LLC
                           c/o George K. Hickox, Jr.
                              1629 Locust Street
                            Philadelphia, PA 19103
                                (215) 546-6595
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                               Steven K. Cochran
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                               Dallas, TX 75201
                                (214) 969-1700
                                      and
                                 Anne K. Hill
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                               Dallas, TX 75201
                                (214) 969-1700

                                 June 1, 2001
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Wiser Investment Company, LLC      (74-2936582)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,940,129
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,705,882
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,940,129
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,646,011
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          George K. Hickox, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,671,811
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,965,929
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,671,811
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Douglas P. Heller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,653,711
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,947,829
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,653,711
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Scott W. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,800
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,646,011
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,800
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,940,129
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,653,811
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Dimeling, Schreiber and Park  23-2460636
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          135,557
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,705,882
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,841,439
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,841,439
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          William R. Dimeling
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,841,439
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,841,439
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,841,439
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Richard R. Schreiber
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,841,439
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,841,439
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,841,439
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 977284108               SCHEDULE 13D/A


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Steven G. Park
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,841,439
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,841,439
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,841,439
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of The Wiser Oil Company (the "Issuer") beneficially owned by the Reporting Persons (as defined herein) as of June 1, 2001 and amends and supplements the Schedule 13D dated June 25, 2000, as amended on April 2, 2001 (the "Schedule 13D"). Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 2.  Identity and Background.

     The principal business offices of Wiser Investors, L.P., a Delaware limited partnership ("Investors"), are located at 1629 Locust Street, Philadelphia, Pennsylvania 19103. Investors is a Delaware limited partnership formed for the purpose of completing the transactions described in Items 3 and 4. WIC is the general partner and a limited partner of Investors. WIC, as the general partner of Investors, has sole voting and dispositive power with respect to the business, properties and affairs of Investors.

Item 3.  Source and Amount of Funds or Other Consideration.

     Investors and the Issuer have entered into a Subscription Agreement, dated June 1, 2001 (the "Investors Subscription Agreement"), attached hereto as
Exhibit 7.1. Pursuant to the Investors Subscription Agreement, the Issuer issued and sold to Investors 396,000 shares of Preferred Stock for an aggregate purchase price of $9.9 million (the "Investors Purchase Price"). The source of funds for the Investors Purchase Price is from the investment of personal funds by Mr. Hickox, Mr. Heller and Mr. Smith and an investment of funds by one of the limited partners of Investors.

Item 4.  Purpose of Transaction.

     Under the Stock Purchase Agreement, the Issuer granted WIC or any of its permitted assignees an option to purchase 400,000 Preferred Shares that were not purchased at the closing of the Stock Purchase Agreement (the "Option"). The securities reported by this Schedule 13D were acquired pursuant to the Option. Effective May 31, 2001, WIC and Investors entered into an Assignment whereby WIC, pursuant to the Stock Purchase Agreement, assigned to Investors all of WIC's rights to purchase 396,000 shares of Preferred Stock (the "Assignment").

     On June 1, 2001, Investors and the Issuer entered into the Investors Subscription Agreement pursuant to which the Issuer agreed to issue and sell, and Investors agreed to purchase 396,000 shares of Preferred Stock. Each share of Preferred Stock is convertible into a number of shares of Common Stock computed by dividing (x) the total amount of Liquidation Value (the number of Preferred Shares multiplied by the liquidation value of $25.00) plus any aggregate accrued but unpaid dividends, if any, by (y) the Conversion price of $4.25 (subject to customary anti-dilution adjustments). Therefore, by reason of its conversion rights in the Preferred Stock, Investors currently has beneficial ownership of 2,329,411 shares of Common Stock.

     On June 1, 2001, Investors and the Issuer entered into an adoption agreement, attached as Exhibit 7.2, whereby Investors agreed to be bound and subject to the Stock Purchase Agreement and to adopt the Stock Purchase Agreement as if it was originally a party thereto (the "Investors Adoption Agreement").

     As of June 1, 2001, there were 9,161,133 shares of the Issuer's Common Stock outstanding. The number of shares of Common Stock underlying the Preferred Stock issued by the Issuer to Investors (2,329,411 shares) would constitute approximately 20.3% of the number of shares of the Issuer's Common Stock that will be outstanding following the closing under the Subscription Agreement (the "Option Closing").

     On June 1, 2001, Investors executed an Acknowledgment, attached hereto as
Exhibit 7.3, whereby it became a party to the Stockholder Agreement dated as of May 26, 2000 by and between the Company, WIC and Dimeling, Schreiber and Park, a Pennsylvania general partnership ("DS&P") (the "Stockholder Agreement"), to the same extent as if it had been an original signatory party thereto. See Item 6 of the original Schedule 13D filed June 25, 2000 (the "Original Schedule 13D") for a description of the Stockholder Agreement.

     Investors acquired the securities herein reported as a means to complete the acquisition of Preferred Shares under the Stock Purchase Agreement pursuant to the Option.

     On June 1, 2001, WIC transferred to DSP 40,000 shares of Preferred Stock that were purchased in May, 2000 by WIC for DSP.

     Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, any of the Reporting Persons may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the terms and conditions of the Stock Purchase Agreement and to the extent applicable, the Certificate of Incorporation and Bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

     Except as set forth in this Item 4, none of the Reporting Persons have present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     The filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Section 13(d) and 13(g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D relates.

     The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as follows:

     (a) As of the date of this Statement, WIC may be deemed to have beneficial ownership of 6,646,011 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 42.0% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, Mr. Hickox may be deemed to have beneficial ownership of 6,671,811 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 42.1% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, Mr. Heller may be deemed to have beneficial ownership of 6,653,711 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 42.1% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, Mr. Smith may be deemed to have beneficial ownership of 6,653,811 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 42.1% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, DSP may be deemed to have beneficial ownership of 2,841,439 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 23.7% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, Mr. Dimeling may be deemed to have beneficial ownership of 2,841,439 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 23.7% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, Mr. Schreiber may be deemed to have beneficial ownership of 2,841,439 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 23.7% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     As of the date of this Statement, Mr. Park may be deemed to have beneficial ownership of 2,841,439 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 23.7% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     (b) WIC has the sole power to vote or to direct the vote and has the sole power to dispose or direct the disposition of the 3,940,129 shares of Common Stock underlying the Preferred Stock and Warrants purchased by WIC and the 45,473 shares of Common Stock issued to WIC by the Issuer as paid in kind dividends on the Preferred Stock for the second, third and fourth quarters of 2000 and the first quarter of 2001, subject to the terms of the Stockholder Agreement described in Item 6 of the Original Schedule 13D. WIC has shared power to vote or to direct the vote of the 2,705,882 shares of Common Stock underlying the Preferred Shares purchased by DSP. Pursuant to the Voting Agreement described in Item 6 of the Original Schedule 13D, DSP has irrevocably appointed WIC as its attorney-in-fact and proxy to vote the Preferred Stock held by DSP on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DSP has retained the right to vote the 2,705,882 shares in its sole discretion, with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the assets of the Issuer. DSP has the sole power to vote or to direct the vote of the 135,557 shares of Common Stock issued to DSP by the Issuer as paid in kind dividends on the Preferred Stock for the second, third and fourth quarters of 2000 and the first quarter of 2001 (the "DSP Dividends"). DSP has the sole power to dispose or direct the disposition of the 2,705,882 shares of Common Stock underlying the Preferred Stock purchased by DSP and the DSP 2000 Dividends, subject to the Stockholders Agreement.

     Mr. Hickox, Mr. Heller and Mr. Smith, as managers of WIC, have shared voting power over 6,646,011 shares of Common Stock and have shared dispositive power over 3,940,129 shares of Common Stock. In addition, Mr. Hickox has shared voting and dispositive power over an additional 25,800 shares of Common Stock owned by his wife. Mr. Heller has shared voting and dispositive power over an additional 7,700 shares of Common Stock owned by his children. Mr. Smith has sole voting and dispositive power over an additional 7,800 shares of Common Stock.

     Mr. Dimeling, Mr. Schreiber and Mr. Park, as partners of DSP, have shared voting and dispositive power over 2,841,439 shares of Common Stock.

     (c) None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days, other than the purchases reported herein.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

     (e)  Not applicable.


Item 7.  Materials to be Filed as Exhibits.

     Exhibit 7.1: Subscription Agreement dated as of June 1, 2001, by and between Investors and Issuer.

     Exhibit 7.2: Adoption Agreement dated as of June 1, 2001, by and between Investor and Issuer.

     Exhibit 7.3: Stockholder Agreement dated as of May 26, 2001, by and between Issuer, WIC and DS&P.

                                  SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2001        WISER INVESTMENT COMPANY, LLC


                                  By: /s/ GEORGE K. HICKOX, JR.
                                      -------------------------------------
                                      George K. Hickox, Jr., Manager


Date:  September 12, 2001      GEORGE K. HICKOX, JR.

                               /s/ George K. Hickox, Jr.
                               --------------------------------------------


Date:  September 12, 2001      DOUGLAS P. HELLER

                               /s/ Douglas P. Heller
                               --------------------------------------------


Date:  September 12, 2001      SCOTT W. SMITH

                               /s/ Scott W. Smith
                               --------------------------------------------


Date:  September 12, 2001      DIMELING, SCHREIBER AND PARK


                                  By: /s/ RICHARD R. SCHREIBER
                                      -------------------------------------
                                      Richard R. Schreiber, Partner


Date:  September 12, 2001      WILLIAM R. DIMELING

                               /s/ William R. Dimeling
                               --------------------------------------------


Date:  September 12, 2001      RICHARD R. SCHREIBER

                               /s/ Richard R. Schreiber
                               --------------------------------------------


Date:  September 12, 2001      STEVEN G. PARK

                               /s/ Steven G. Park
                               --------------------------------------------

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